November 21, 2018

Stephen C. Taylor
Chief Executive Officer
NATURAL GAS SERVICES GROUP INC
508 West Wall Street, Suite 550
Midland, TX 79701

       Re: NATURAL GAS SERVICES GROUP INC
           Registration Statement on Form S-3
           Filed November 13, 2018
           File No. 333-228350

Dear Mr. Taylor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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